

November 4, 2010

By U.S. Mail and facsimile: (212) 635-1121

Robert P. Kelly
Chairman and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, New York 10286

> **Re: The Bank of New York Mellon Corporation**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for quarterly period ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 000-52710**

Dear Mr. Kelly:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Notes to Consolidated Financial Statements

Note 18 – Commitments and Contingencies

Legal Proceedings, page 95

1. We note your response to prior comment one from our letter dated July 23, 2010; however, we do not believe your disclosure complies fully with the criteria and guidance in ASC 450. Specifically, we refer to the introductory and generic disclosures that a range cannot be estimated and are unclear why you believe you are in full compliance with the above referenced guidance. It is apparent that the litigation matters you have disclosed are significant to investors, that the stages of litigation vary among cases, and thus a more transparent discussion of the reasonably possible loss or range of possible losses of at least some of these cases, which can be done on an aggregate basis, is required so that an investor may understand your liability exposure. These disclosures should be updated quarterly as additional information is obtained and new cases are filed. Please provide us with your proposed disclosure revise your future filings.

2. In addition to our comment above, we note you recorded a $164 million charge for special litigation reserves in the first quarter of 2010. Please address the following:

    a. Discuss the substance of the charge and what caused or triggered the accrual. In this regard, tell us what new information was brought to light and the timing of when you became aware of such information which was used as a basis to determine the amount and timing of this accrual.
    b. In regards to the bullet above, please ensure that you bridge your response to the litigation disclosures discussed in Note 18. Explain why, if applicable, there is no clear connection between your disclosures throughout MD&A and Note 18.

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You may contact William Schroeder at 202-551-3294 or me at 202-551-3872 if you have questions regarding our comments.

Sincerely,

Hugh West
Branch Chief